Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Nine Months Ended April 30
	2007	2006

Net income available to stockholders (numerator)	$5,609	$4,118

Shares Calculation (denominator)

Average shares outstanding - Basic Common	4,882	5,014

Average shares outstanding - Basic Class B Common	1,814	1,823

Effect of Dilutive Securities:

Potential Common Stock relating to stock options	284	420

Average shares outstanding - Assuming dilution	6,980	7,257

Net Income Per Share: Basic Common	$0.90	$0.65

Net Income Per Share: Basic Class B Common	$0.66	$0.48

Diluted	$0.80	$0.57